

Mail Stop 7010

November 30, 2007

via U.S. mail and facsimile

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

> **RE:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended November 24, 2006**
> **Filed February 6, 2007**
> **File No. 001-14965**

Dear Mr. Viniar:

      We have reviewed your response dated November 8, 2007, to our letter dated October 17, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. We have reviewed your facsimile response dated November 8, 2007. It is unclear how your entire letter meets the criteria for confidential treatment. Please submit your response to our letter dated October 17, 2007, on EDGAR and omit the applicable confidential treatment portions. Refer to guidance contained on our website at, http://www.sec.gov/divisions/corpfin/guidance/ci063001ex_ctr.htm.

2. Thank you for the additional information you provided with regard to your subprime mortgage activities in response to our prior comment 1 in our letter dated September 20, 2007. In light of your representation that (i) your mortgage activities do not represent a material percentage of your revenues and (ii) your long balance sheet exposure to all sub-prime mortgage products was less than 2% of your total assets, we have no further comment. However, we caution you to continue to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of your involvement in these activities.

Note 6 – Contingencies, page 143

3. We have reviewed your response to our prior comment 3 in our letter dated
    October 17, 2007. In our comment, we asked you to provide us with a table that
    identifies each of the legal proceedings that you have disclosed under Item 3
    beginning on page 30 of your Form 10-K and identify (i) any and all damages
    sought, (ii) the amounts accrued, and (iii) the possible loss or range of loss when
    there is at least a reasonable possibility that a loss or an additional loss in excess
    of amounts accrued may have been incurred.

    We note in your response that most of the matters described in your Form 10-Ks
    and Form 10-Qs are purported class actions or other commercial litigation or
    regulatory matters that do not quantify a claim for damages. We further note that
    you are not able to estimate losses or ranges of losses for legal proceedings where
    there is only a reasonable possibility that a loss or additional loss may have been
    incurred due to the inherent difficulty of predicting the outcome of litigation
    matters, due to the specific nature of the litigation and regulatory proceedings in
    which you are involved.

    We continue to question whether certain lawsuits that have been in process for
    some length of time, or for which you may have an indication of the damages
    being sought warrant disclosure of estimated losses or ranges of losses in excess
    of amounts accrued. For example, in the lawsuit entitled, *IPO Process Matters*,
    on page 30, we note that the class actions began on November 3, 1998, but you
    have not disclosed any accrual or amounts sought. Your current disclosure is
    unclear if you have provided an accrual for this litigation. Similarly, in the
    lawsuit, Montana Power Litigation, on page 37, we note the class action
    commenced on October 1, 2001, but you have not disclosed any accrual or
    amounts sought. In consideration of the length of time of this matter, it is unclear
    why you have not disclosed any accrual or amounts sought.

    Given the litigation disclosed in your Form 10-K, we would expect further
    disclosures of your matters, such as a possible loss or range of loss when there is
    at least a reasonable possibility that a loss or an additional loss in excess of
    amounts accrued may have been incurred. However, we understand management
    is in a better position to assess the appropriateness of your disclosures related to
    your ongoing litigation. In your future filings, we caution you to evaluate your
    disclosures and expand upon them as necessary.

* * * *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief